Exhibit 4.7

AMENDMENT NO. 1

TO SHARE ESCROW AGREEMENT

          This AMENDMENT NO. 1 to the SHARE ESCROW AGREEMENT is entered into as of February 16, 2007 (this “Amendment”) by and among China Biologic Products, Inc., a Delaware corporation (formerly, GRC Holdings, Inc.) (the “Company”), Lane Capital Markets, LLC, as representative of the Investors (the “Investor Representative”), Ms. Lin Ling Li and Ms. Siu Ling Chan (together, the “Stockholders”), and Security Transfer Corporation, as escrow agent (the “Escrow Agent”). Each of the Company, the Investor Representative, the Stockholders and the Escrow Agent are referred to herein as a “Party” and collectively, as the “Parties”. Capitalized terms used, but not otherwise defined, herein have the meanings ascribed to such terms in the Original Agreement (as defined below).

BACKGROUND

          As a condition to the closing of a Purchase Agreement, dated July 18, 2006, among the Company, the Stockholders and the Investors, the Parties entered into a Share Escrow Agreement, dated as of July 19, 2006 (the “Original Agreement”) pursuant to which the Stockholders placed the Escrow Shares into escrow for the benefit of the Investors in the event that the Company fails to meet certain Performance Thresholds as set forth therein. The Parties now desire to enter into this Amendment to modify the terms of the Original Agreement as more specifically set forth herein.

AGREEMENT

          NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          1.        Amendment to Section 4: Section 4 of the Original Agreement is amended to insert the following at the end of the final sentence:

“Notwithstanding the foregoing or anything else to the contrary herein, the parties hereto agree that for purposes of determining whether or not the 2006 Threshold or the 2007 Threshold have been achieved, the release of the 2006 Escrow Shares or the 2007 Escrow Shares, as applicable, to the Stockholders as a result of the operation of this Section 4 shall not be deemed to be an expense, charge, or other deduction from revenues even though GAAP may require contrary treatment.”

          2.        Agreement. In all other respects, the Agreement shall remain in full force and effect.

          3.        Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first above written.

COMPANY:

China Biologic Products, Inc.

By:	/s/ Siu Ling Chan
Siu Ling Chan
Chief Executive Officer

STOCKHOLDERS:

/s/ Lin Ling Li
Ms. Lin Ling Li

/s/ Siu Ling Chan
Ms. Siu Ling Chan

INVESTOR REPRESENTATIVE:

Lane Capital Markets, LLC

By:	/s/ Ryan M. Lane
Ryan M. Lane
Partner

ESCROW AGENT:

Securities Transfer Corporation

By:	/s/ Kevin Halter
Kevin Halter, Jr.
President

Amendment No. 1 to Share Escrow Agreement